


11005405

83-1

November 15, 2010

SOPPL

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 15 2010
WASH, D.C.
200
SECTION

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended September 30, 2010.

Very truly yours,

John S. Scott
Chief Counsel

Enclosures

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2010
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2010, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	1,160,000,000	2.50	99.70	12-July-2010	11-Mar-2013
IDR	225,000,000,000	6.50	100.00	12-July-2010	4-June-2014
BRL	279,000,000	8.12	99.97	14-July-2010	24-July-2014
BRL	35,000,000	9.50	103.585	19-July-2010	6-Jan-2014
USD	40,000,000	Zero Coupon Callable	100.00	27-July-2010	27-July-2040
USD	100,000,000	0.34	100.00	27-July-2010	12-Aug-2011
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
BRL	14,520,000	7.03	100.00	26-Aug-2010	28-Aug-2012
USD	1,750,000,00	2.375	99.303	12-Aug-2010	15-Aug-2017
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
NZD	50,000,000	6.00	103.675	17-Aug-2010	15-Dec-2017
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
IDR	2,800,000,000,000	Zero Coupon FX Linked	74.59	20-Aug-2010	20-Aug-2015
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040

USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040
USD	30,000,000	Zero Coupon Callable	100.00	16-Sep-2010	16-Sep-2040
IDR	250,000,000,000	6.00	101.1375	17-Sep-2010	17-Sep-2013

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2010
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2010

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 1, 2010, which includes the Ordinary Capital financial statements for the year ended December 31, 2009. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of the Bank's operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the condensed quarterly financial statements, in the first quarter of 2010, the Bank adopted an amendment to the accounting standard for Fair Value Measurements (FASB ASC 820-10). This amendment required further disclosures regarding fair value measurements. In addition, a new accounting update was issued in the third quarter of 2010 addressing the disclosures for financing receivables, as defined, and the related allowance for credit losses at disaggregated levels; this update is mostly effective at year-end with some provisions to be applicable in 2011.

OVERVIEW
ECONOMIC ENVIRONMENT: In light of the global financial and economic situation and its impact on borrowing member countries, during 2008 and specially in 2009 demand for Bank lending increased affecting the Bank lending capacity in the near term. In 2010, Bank lending has decreased compared to 2008 and 2009 record levels but is still higher than those in 2007. To address the short-term lending constraint, in 2009 the Bank took certain measures including: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits, and (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion. In addition, to ensure that the Bank has adequate capital to meet its long term objectives, the Board of Governors at its Annual Meeting in Cancun in March 2010 agreed, subject to the completion of all requirements under the respective domestic laws, to pursue a capital increase for the Bank in the amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the above-mentioned amount. Additionally, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility (See Other Developments During the Quarter section for further details).

Despite of the global financial crisis and the current economic situation, the capital adequacy position of the Bank remains strong, as indicated by the equity-to-loans ratio[2] (See Table 1). In addition, the liquidity levels are robust and in line with Bank policy.

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[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

[2] The equity-to-loans ratio is "Equity" (defined as the sum of Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), and cumulative Net fair value adjustments on non-trading portfolios) to outstanding loans and net guarantee exposure.

During the nine months ended September 30, 2010, the trading investments portfolio experienced net mark-to-market gains of $347 million, compared to $284 million experienced during the nine months ended September 30, 2009. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $45 million during the first nine months of the year compared to $55 million during the same period in 2009.

FINANCIAL OVERVIEW: During the first nine months of 2010, the Bank approved 81 loans totaling $5.9 billion compared to 66 loans that totaled $9.6 billion during the same period in 2009. In addition, the Bank issued bonds for a total face amount of $12.7 billion (2009 – $13.7 billion) that generated proceeds of $11.5 billion (2009 – $13.0 billion), representing decreases of $1.0 billion and $1.5 billion, respectively. The average life of new issues was 5.4 years (2009 – 4.9 years).

During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million). In addition, the Bank issued 84 trade-related guarantees for a total of $129 million (2009 – 92 guarantees issued for a total of $149 million).

For the second semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee.

Operating Income during the first nine months of 2010 was $976 million, compared to $853 million for the same period last year, an increase of $123 million. This increase was mainly due to higher net interest income of $115 million, substantially resulting from an increase in net interest income from loans, and higher net investment gains of $58 million, partially offset by an increase in net non-interest expense of $36 million.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, and the changes in fair value of lending swaps, which are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. Net fair value adjustments on non-trading portfolios for the nine months ended September 30, 2010 amounted to a loss of $1,472 million, compared to a loss of $852 million for the same period last year. Fair value losses on lending swaps of $1,366 million and losses associated with a slight tightening of the Bank's credit spreads on the borrowing portfolio (approximately $149 million) were partially compensated by changes in swap basis spreads (approximately $37 million). (See Note H to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

During the nine months period ended September 30, 2010, there were net currency translation losses of $14 million on the Bank's net assets, mostly due to a net depreciation of the euro against the United States dollar during the year, partially offset by an appreciation of the Japanese yen, compared to net currency translation losses of $43 million for the same period in 2009.

As part of the Bank's general increase in resources currently underway, effective July 21, 2010, the Board of Governors approved, for the first time, the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility to provide grants to Haiti.

The equity-to-loans ratio at September 30, 2010 was 35.2% compared to 34.2% at the end of last year.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Lending Summary			
Loans and guarantees approved [1][2]	$ 5,982	$ 9,601	$ 15,278
Undisbursed portion of approved loans	22,869	20,946	21,555
Gross loan disbursements	4,004	6,476	11,424
Net loan disbursements	827	3,456	6,882
Income Statement Data			
Operating income	$ 976	$ 853	$ 1,294
Net fair value adjustments on non-trading portfolios [3]	(1,472)	(852)	(500)
Board of Governors approved transfers	(72)	-	-
Net income (loss)	(568)	1	794
Returns and Costs, after swaps			
Return on average loans outstanding	3.15%	3.86%	3.75%
Return on average liquid investments [4]	3.44%	3.82%	4.29%
Average cost of borrowings outstanding during the period	0.98%	2.01%	1.78%
	September 30, 2010	**September 30, 2009**	**December 31, 2009**
Balance Sheet Data			
Cash and investments-net [5], after swaps	$ 21,275	$ 20,295	$ 20,204
Loans outstanding [6]	59,024	54,660	58,049
Borrowings outstanding [7], after swaps	59,024	54,889	57,697
Total equity	20,092	19,404	20,674
Equity[8]-to-Loans [9] Ratio	35.2%	34.7%	34.2%

(1) Excludes guarantees issued under the Trade Facilitation Program.
(2) As of December 31, 2009, includes $800 million of loan approvals cancelled during the year.
(3) Previously known as Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value.
(4) Geometrically-linked time-weighted returns.
(5) Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.
(6) Excludes lending swaps in a net liability position of $1,357 million.
(7) Net of premium/discount.
(8) Paid in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net recivable from members (but not net payable to members) and the cumulative effect of net fair value adjustments on non-trading portfolios.
(9) Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The new policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make

flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that will enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Table 1: EQUITY TO LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2010	December 31, 2009
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve (1)	13,187	13,766
Special reserve (1)	2,566	2,569
Plus:		
Allowances for loan and guarantee losses	176	148
Minus:		
Borrowing countries' local currency cash balances	138	131
Cumulative net fair value adjustments on non-trading portfolios	(943)	528
Equity used in Equity to Loans Ratio	$ 21,073	$ 20,163
Loans outstanding and net guarantee exposure	$ 59,865	$ 58,935
Equity to Loans Ratio	35.2%	34.2%

(1) Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEETS

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations). Effective July 21, 2010, the Board of Governors approved the expansion of the Bank's Non-sovereign-guaranteed (NSG) operations[3], which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of the Bank's capital adequacy policy[4]. (See Other Developments During the Quarter section for further details).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2010, 95% was sovereign-guaranteed. At September 30, 2010, the total volume of outstanding loans was $59.0 billion, compared with $58.0 billion as of December 31, 2009. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($4.0 billion) than collections ($3.2 billion) and currency translation adjustments ($0.1 billion).

As of September 30, 2010, 6.4% of the loans and guarantees exposures was non-sovereign-guaranteed compared to 6.3% at December 31, 2009. The non-sovereign guaranteed loan portfolio totaled $3.0 billion, compared to $2.9 billion as of December 31, 2009.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $1,114 million during the first nine months of 2010, mainly resulting from net cash inflows from borrowings ($1,123 million), net cash inflows from operating activities ($678 million) and mark-to-market gains ($342 million), partially offset by net loan disbursements ($827 million) and currency translation adjustments ($197 million). Higher levels of investment are expected at this time of the year as traditionally loan disbursements increase substantially during the last quarter.

During the first quarter of 2010, a loss of $5 million was included in earnings as a result of the transfer of a held-to-maturity security to the trading investments portfolio.

[3] Up to July 20, 2010, NSG operations were limited to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program.

[4] As of June 30, 2010 (the latest information available), the risk capital requirements of NSG operations was $1,1 billion, or 5.4% of total equity, as defined in footnote 8 in Box 1.

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1.3 billion compared with December 31, 2009, primarily due to a larger amount of new borrowings than maturities ($1.1 billion), a net increase in the fair value of borrowings and related swaps ($0.1 billion) and the accretion of discount on borrowings ($0.2 billion), partially offset by currency translation adjustments ($0.1 billion).

EQUITY: Equity at September 30, 2010 was $20,092 million, a decrease of $582 million from December 31, 2009, reflecting a net loss of $568 million and currency translation losses of $14 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2010, Operating Income was $976 million compared to $853 million for the same period last year, an increase of $123 million. This increase was mainly due to higher net interest income and net investment gains, partially offset by an increase in net non-interest expense.

The Bank had net interest income of $1,052 million during the first nine months of 2010, compared to $937 million for the same period last year. The increase of $115 was substantially due to higher net interest income from loans. The lending spread on most of the Bank's loans increased from an average of 0.52% during the first nine months of 2009 to 0.95% during the same period this year. The effect of this increase was partially offset by a reduction in the return on the portion of the portfolio funded with equity.

The Bank's trading investments portfolio has contributed net mark-to-market gains of $347 million during the year, compared to $284 million for the same period in 2009, an increase of $63 million.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2010	**2009**
Loan interest income	$ 1,332	$ 1,470
Investment interest income	138	242
	1,470	1,712
Less:		
Borrowing expenses	418	775
Net interest income	1,052	937
Other loan income	39	43
Net investment gains	342	284
Other expenses:		
Provision for loan and guarantee losses	28	18
Net non-interest expense	429	393
Total	457	411
Operating Income	$ 976	$ 853

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2010 and 2009 and the year ended December 31, 2009 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2010		Nine months ended September 30, 2009		Year ended December 31, 2009	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [(1)]	$ 58,191	3.07	$ 52,547	3.75	$ 53,434	3.62
Liquid investments [(2)(3)]	19,415	3.44	18,122	3.82	19,061	4.29
Total earning assets	$ 77,606	3.16	$ 70,669	3.77	$ 72,495	3.80
Borrowings	$57,251	0.98	$51,911	2.01	$53,372	1.78
Net interest margin [(4)]		1.81		1.77		1.77

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million). Also, the Bank issued 84 trade-related guarantees for a total of $129 million (2009 – 92 guarantees issued for a total of $149 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2010, undisbursed loans amounted to $22,869 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.88 years with contractual maturity dates through 2040[5].

LIQUIDITY MANAGEMENT

During the first nine months of 2010 many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year has progressed. Furthermore, as a result of the still weak economic fundamentals in the world's major economies and the ongoing deleveraging of financial institutions, the recovery in market pricing for structured securities has lagged other sectors that reached pre-crisis (2007) levels at the end of the first quarter.

The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets have continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors have improved, permitting the execution of limited sales in the third quarter thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the nine months ended September 30, 2010, the Bank recognized $347 million of mark-to-market gains in its trading investments portfolio (2009 – $284 million). These investment gains substantially relate to the $3.2 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of September 30, 2010, 41.1% is still rated AAA, 82.3% is rated investment grade, and except for $0.5 million in 2009 and $1.9 million in 2010 of principal losses, the portfolio continues to perform. The exposure for the whole investment portfolio amounted to $21.1 billion at September 30, 2010 ($20.0 billion at December 31, 2009). The quality of the overall portfolio continues to be high, as 86.0% of the exposure is rated AAA and AA, 5.7% carry the highest short-term ratings (A1+), 3.9% is rated A, and 4.4% is rated below A. Table 4 shows a breakdown of the trading

[5] The maturity structure of medium- and long-term borrowings outstanding at the end of 2009 is presented in Appendix I-5 to the December 31, 2009 financial statements.

investments portfolio at September 30, 2010 and December 31, 2009 by major security class together with unrealized gains and losses included in Income from investments on securities held at the end of the respective periods.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	September 30, 2010		December 31, 2009	
	Fair Value [(1)]	Unrealized Gains (Losses)	Fair Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 3,046	$ 1	$ 819	$ -
U.S. government-sponsored enterprises	1,325	(7)	540	3
Obligations of non-U.S. governments and agencies	5,666	18	6,574	17
Bank obligations	4,959	(29)	4,458	57
Corporate securities	-	-	49	7
Mortgage-backed securities	**2,080**	**145**	**2,337**	**184**
U.S. residential	579	74	574	62
Non-U.S. residential	1,027	29	1,248	109
U.S. commercial	179	40	165	12
Non-U.S. commercial	295	2	350	1
Asset-backed securities	**1,148**	**102**	**1,558**	**114**
Collateralized loan obligations	686	62	1,028	78
Other collateralized debt obligations	155	28	135	(13)
Other asset-backed securities	307	12	395	49
Total trading investments	**$ 18,224**	**$ 230**	**$ 16,335**	**$ 382**

(1) Includes accrued interest of $26 million at September 30, 2010 and $31 million at December 31, 2009, presented in the Condensed Balance sheet under Accrued interest and other charges.

OTHER DEVELOPMENTS DURING THE QUARTER

CAPITAL INCREASE: Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70.0 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. The Board of Governors also approved the expansion of the Bank's NSG operations, which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of the Bank's capital adequacy policy. Effective January 1, 2013, limitations on NSG operations different from such 20 percent shall be established by the Board of Executive Directors, subject to the Bank's NSG Strategy and capital adequacy policy. Additionally, and in an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility.

The Board of Governors also approved an Income Management Model (IMM) for the Ordinary Capital of the Bank. With the approval of the IMM, annual decisions related to uses of Ordinary Capital income will be driven by the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual budget; and annual income transfers. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated fashion.

CONVERSION OF SINGLE CURRENCY FACILITY (SCF) AND CURRENCY POOLING SYSTEM (CPS) ADJUSTABLE RATE LOANS TO LIBOR-BASED LOANS - SECOND EXECUTION: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof (the Conversion Offer).

As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed rate. Future disbursements on converted loans will carry the same fixed cost basis, which excludes the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed rate.

ASSET AND LIABILITY MANAGEMENT POLICY: On July 28, 2010, the Board of Executive Director approved a new policy for asset/liability management for the Bank. Under this new policy, the Bank will continue its approach of aligning its assets and liabilities to minimize market risk. In addition, the policy provides rules for the active management of equity duration and for limiting the accumulation of debt redemptions within any 12-month period.

MANAGEMENT CHANGES: On July 6, 2010, the Board of Governors re-elected Mr. Luis Alberto Moreno as President of the Bank for an additional five year term beginning on October 1, 2010. Mr. Moreno was first elected by the Board of Governors on July 27, 2005 for a five-year term beginning on October 1, 2005.

On July 1, 2010, Mr. Daniel M. Zelikow resigned as Executive Vice President of the Bank. Ms. Julie T. Katzman, General Manager of the Office of the Multilateral Investment Fund, has been appointed to serve as Executive Vice President, a.i.

Effective September 1, 2010, Mr. Gerald S. Johnson was appointed as General Manager, Country Department Caribbean Group.

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank is currently assessing the impact of this financial regulatory reform on its operations.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (THE PPACA) AND THE HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States of America signed into law the PPACA and the HCERA. The new legislation seeks to reform the U.S. health care system and its various provisions will be regulated and become effective over the following several years. The

Bank is currently evaluating the impact of this new legislation, including the impact on its Postretirement Benefits Plan.

RECENT DEVELOPMENTS

MANAGEMENT CHANGES: Effective November 1, 2010, Mr. Jaime Sujoy, the Bank's Representative in Chile, was appointed to serve as Vice President for Finance and Administration of the Bank, succeeding Mr. Manuel Rapoport, who retired from the Bank.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2010 (Unaudited)		December 31, 2009	
ASSETS				
Cash and investments				
Cash	$ 200		$ 242	
Investments - Note C				
Trading	18,198		16,304	
Held-to-maturity	3,118	$ 21,516	3,810	$ 20,356
Loans outstanding - Note D	59,024		58,049	
Allowance for loan losses	(141)	58,883	(116)	57,933
Accrued interest and other charges		1,028		895
Receivable from members		377		401
Currency and interest rate swaps - Notes F, G and M				
Loans	10		248	
Borrowings	6,274	6,284	3,647	3,895
Other assets		560		526
Total assets		$ 88,648		$ 84,006
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes E, G and M				
Short-term	$ 144		$ 1,908	
Medium- and long-term				
Measured at fair value	54,464		45,493	
Measured at amortized cost	10,033	$64,641	12,906	$ 60,307
Currency and interest rate swaps - Notes F, G and M				
Investments - Trading	40		11	
Loans	1,367		171	
Borrowings	657	2,064	1,037	1,219
Payable for investment securities purchased		200		140
Amounts payable to maintain value of currency holdings		562		556
Accrued interest on borrowings		563		622
Due to IDB Grant Facility - Note I		72		-
Other liabilities		454		488
Total liabilities		68,556		63,332
Equity				
Capital stock - Note J				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings	14,873		15,441	
Accumulated other comprehensive income	880	20,092	894	20,674
Total liabilities and equity		$ 88,648		$ 84,006

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and F	$ 460	$ 495	$ 1,371	$ 1,513
Investments - Note C				
Interest	45	66	138	242
Net gains	85	325	342	284
Other	5	5	19	15
Total income	595	891	1,870	2,054
Expenses				
Borrowing expenses, after swaps - Notes E, F and G	150	208	418	775
Provision (credit) for loan and guarantee losses - Note D	(10)	10	28	18
Administrative expenses	141	131	400	358
Special programs	24	20	48	50
Total expenses	305	369	894	1,201
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	290	522	976	853
Net fair value adjustments on non-trading portfolios - Notes E, F, G and H	(694)	(710)	(1,472)	(852)
Board of Governors approved transfers - Note I	(72)	-	(72)	-
Net income (loss)	(476)	(188)	(568)	1
Retained earnings, beginning of period	12,683	14,836	12,775	14,647
Retained earnings, end of period	$12,207	$ 14,648	$12,207	$ 14,648

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)	
Net income (loss)	$ (476)	$ (188)	$ (568)	$ 1
Other comprehensive income (loss)				
Translation adjustments	41	90	(14)	(43)
Reclassification to income - cash flow hedges	-	1	-	2
Total other comprehensive income (loss)	41	91	(14)	(41)
Comprehensive income (loss)	$ (435)	$ (97)	$ (582)	$ (40)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2010	**2009**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (4,004)**	$ (6,476)
Loan collections (net of participations)	**3,177**	3,020
Net cash used in lending activities	**(827)**	(3,456)
Gross purchases of held-to-maturity investments	**(4,066)**	(2,927)
Gross proceeds from maturities of held-to-maturity investments	**4,682**	2,958
Miscellaneous assets and liabilities	**(95)**	(18)
Net cash used in lending and investing activities	**(306)**	(3,443)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**11,352**	12,964
Repayments	**(8,465)**	(4,735)
Short-term borrowings, net	**(1,764)**	(2,215)
Cash collateral received	**-**	602
Collections of receivable from members	**30**	4
Net cash provided by financing activities	**1,153**	6,620
Cash flows from operating activities		
Gross purchases of trading investments	**(23,903)**	(24,884)
Gross proceeds from sale or maturity of trading investments	**22,337**	21,610
Loan income collections, after swaps	**1,292**	1,575
Interest and other costs of borrowings, after swaps	**(306)**	(834)
Income from investments	**125**	228
Other income	**19**	15
Administrative expenses	**(416)**	(288)
Special programs	**(36)**	(25)
Net cash used in operating activities	**(888)**	(2,603)
Effect of exchange rate fluctuations on cash	**(1)**	2
Net (decrease) increase in cash	**(42)**	576
Cash, beginning of year	**242**	301
Cash, end of period	**$ 200**	$ 877

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2009 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In September, 2010, the FASB issued the Accounting Standard Update (ASU) No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". This update improves the disclosure requirements related to Receivables and outlines specific disclosures required for the allowance for credit losses and all financing receivables. A significant change from the current disclosure requirements will be to provide information for both the financing receivables and the related allowance for credit losses at disaggregated levels.

The new guidance requires an entity to provide disaggregated disclosures such as: a roll forward schedule of the allowance for credit losses and the related ending balance of the financing receivables; the credit quality of the financing receivables portfolio; the aging of past due financing receivables; the nature and extent of troubled debt restructurings that occurred and their impact on the allowance for credit losses; the nonaccrual status of financing receivables; and the impaired financing receivables, among others.

The new disclosures of information as of the end of a reporting period will become effective for interim and annual reporting periods ending after December 15, 2010. Specific items regarding activity that occurred before the issuance of the ASU, will be required for periods beginning after December 15, 2010. Since this standard only adds disclosures to interim and annual financial statements, its provisions will not have an impact on the Bank's financial position and results of operations.

In January 2010, the FASB issued ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements". This update improves the disclosure requirements related to Fair Value Measurements and Disclosures. ASU No. 2010-06 requires separate disclosure of transfers in and out of Levels 1 and 2 and a description of the reasons for these transfers. It also requires disclosures on a gross basis of purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirement to provide fair value measurement disclosures for each class rather than major categories of assets and liabilities. This update also clarifies the requirement to disclose the valuation techniques and significant inputs used to measure fair value for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures were effective for the Bank for interim and annual reporting periods beginning in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for periods beginning in 2011. The applicable new disclosure requirements have been incorporated in Note G – "Fair Value Measurements" to the condensed quarterly financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eli-

gible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $230 million on trading portfolio instruments held at September 30, 2010 compared to $166 million at September 30, 2009, were included in Income from investments. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at September 30, 2010 amounted to $3.2 billion ($3.8 billion at September 30, 2009).

In 2009, the investment portfolio started to recover from the financial markets crisis that started in 2007, as financial market conditions improved. During 2010, the effect of the crisis, characterized by limited liquidity and high volatility in the markets, has improved hence allowing limited sales of mortgage-backed securities at higher prices thereby further reducing exposures to the sector. Nevertheless, the Bank's ability to mitigate its credit risk by selling or hedging its exposures, especially in many structured finance sectors, is still limited. While valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, the recovery that started in 2009 has continued in 2010, as the Bank recognized additional net mark-to-market gains from its trading portfolio. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at September 30, 2010 and December 31, 2009 is shown in Note G – "Fair Value Measurements". In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at September 30, 2010 and December 31, 2009 are shown below (in millions):

HELD-TO-MATURITY

	September 30, 2010				December 31, 2009			
Investment Category /Years of Maturity	Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]	Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]
Obligations of non-U.S. governments and agencies	**$ 2,675**	**$ 74**	**$ -**	**$ 2,749**	**$ 3,521**	**$ 76**	**$ 6**	**$ 3,591**
2010	585	-	-	585	1,369	6	-	1,375
2011 to 2014	2,090	74	-	2,164	2,152	70	6	2,216
Bank obligations	**360**	**-**	**-**	**360**	**167**	**1**	**-**	**168**
2010	335	-	-	335	143	-	-	143
2011 to 2014	25	-	-	25	24	1	-	25
Asset-backed securities	**83**	**-**	**-**	**83**	**122**	**2**	**-**	**124**
2010	48	-	-	48	88	1	-	89
2011 to 2014	35	-	-	35	34	1	-	35
Total	**$ 3,118**	**$ 74**	**$ -**	**$ 3,192**	**$ 3,810**	**$ 79**	**$ 6**	**$ 3,883**
2010	968	-	-	968	1,600	7	-	1,607
2011 to 2014	2,150	74	-	2,224	2,210	72	6	2,276

[1] Excludes accrued interest.

As of September 30, 2010 and December 31, 2009, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of September 30, 2010 and December 31, 2009, are summarized below (in millions):

Category of Investments	September 30, 2010 Less than 12 Months Fair Value	Unrealized Losses [1]	12 Months or Greater Fair Value	Unrealized Losses [1]	Total Fair Value	Unrealized Losses [1]
Obligations of non-U.S. governments and agencies	$ 383	$ -	$ -	$ -	$ 383	$ -
Bank obligations	272	-	-	-	272	-
Total	$ 655	$ -	$ -	$ -	$ 655	$ -

[1] Unrealized losses are less than $0.5 million.

Category of Investments	December 31, 2009 Less than 12 Months Fair Value	Unrealized Losses	12 Months or Greater Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 552	$ 3	$ 51	$ 3	$ 603	$ 6
Bank obligations	111	-	-	-	111	-
Total	$ 663	$ 3	$ 51	$ 3	$ 714	$ 6

The Bank only invests in high credit quality instruments. At September 30, 2010, 65% of the Held-to-maturity investments are rated AAA, 33% are rated AA, 1% are rated A and 1% are rated below A.

During the first quarter of 2010, the Bank transferred a security with a carrying value of $52 million from the held-to-maturity portfolio to the trading investments portfolio due to the further deterioration of the issuer's credit worthiness. A loss of $5 million was included in earnings as a result of such transfer.

NOTE D – LOANS AND GUARANTEES

Loan Charges: For the second semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee. These charges currently apply to Single Currency Facility and Local Currency Facility loans, and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors.

Impaired Loans and Allowance for Loan Losses: The Bank has non-sovereign guaranteed loans with outstanding balances of $138 million classified as impaired at September 30, 2010. All impaired loans have specific allowances for loan losses amounting to $56 million.

The following table provides financial information related to impaired loans as of September 30, 2010 and December 31, 2009 (in millions):

	2010	2009
Recorded investment at end of period	$ 138	$ 110
Average recorded investment during period	125	300

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2010 and 2009 is as follow (in millions):

	Three months ended September 30, 2010	2009
Loan income recognized	$ 1	$ 3
Loan income that would have been recognized on an accrual basis during the period	2	3

	Nine months ended September 30, 2010	2009
Loan income recognized	$ 3	$ 9
Loan income that would have been recognized on an accrual basis during the period	5	9

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2010 and the year ended December 31, 2009 were as follows (in millions):

	2010	2009
Balance, beginning of year	$ 148	$ 169
Provision (credit) for loan and guarantee losses	28	(21)
Balance, end of period	$ 176	$ 148
Composed of:		
Allowance for loan losses	$ 141	$ 116
Allowance for guarantee losses[(1)]	35	32
Total	$ 176	$ 148

[(1)] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

GUARANTEES: As of September 30, 2010, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,377 million (2009 – $1,404 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the first nine months of the year, the Bank issued 84 guarantees for a total of $129 million under this program (2009 – 92 guarantees for a total of $149 million).

At September 30, 2010, guarantees of $936 million ($988 million at December 31, 2009), including $100 million issued under the TFFP ($97 million at December 31, 2009), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $47 million ($50 million at December 31, 2009) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 15 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At September 30, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $788 million and was classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$ 109
Very Strong	60
Strong	41
Satisfactory	25
Fair	429
Weak	115
Possible loss	9
Total	$ 788

NOTE E – FAIR VALUE OPTION

In 2008, Management approved the election of the fair value option under GAAP for most of its medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2010 and 2009, as follows (in millions):

	Three months ended September 30,	
	2010	2009
Borrowing expenses, after swaps	$ (528)	$ (454)
Net fair value adjustments on non-trading portfolios	(2,430)	(1,561)
Total changes in fair value included in Net income (loss)	$ (2,958)	$ (2,015)

	Nine months ended September 30,	
	2010	2009
Borrowing expenses, after swaps	$ (1,536)	$ (1,279)
Net fair value adjustments on non-trading portfolios	(3,084)	(2,008)
Total changes in fair value included in Net income (loss)	$ (4,620)	$ (3,287)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2010 and December 31, 2009, was as follows (in millions):

	September 30, 2010	December 31, 2009
Fair value	$ 54,963 [1]	$ 45,898 [1]
Unpaid principal outstanding	51,680	44,813
Fair value over unpaid principal outstanding	$ 3,283	$ 1,085

[1] Includes accrued interest of $499 million at September 30, 2010 and $405 million at December 31, 2009.

NOTE F – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios (before 2010, Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) in the Condensed Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to fund floating rate assets and are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: All derivative instruments are reported at fair value. The Bank's derivative instruments as of September 30, 2010 and December 31, 2009, and their related gains and losses for the three and nine months ended September 30, 2010 and 2009, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2010 [1] Asset	September 30, 2010 [1] Liability	December 31, 2009 [1] Assets	December 31, 2009 [1] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ -	$ 2	$ -	$ 3
	Loans	10	213	51	106
	Borrowings	4,285	560	2,810	848
	Accrued interest and other charges	236	(44)	142	(65)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	-	38	-	8
	Loans	-	1,154	197	65
	Borrowings	1,989	97	837	189
	Accrued interest and other charges	192	87	117	(11)
		$ 6,712	$ 2,107	$ 4,154	$ 1,143

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Currency Swaps					
Investments - Trading	Income from investments:				
	Interest	$ -	$ (1)	$ (2)	$ (2)
Loans	Income from loans, after swaps	(16)	(9)	(52)	(21)
	Net fair value adjustments on non-trading portfolios	(92)	(7)	(129)	(59)
Borrowings	Borrowing expenses, after swaps	282	252	853	628
	Net fair value adjustments on non-trading portfolios	1,843	1,083	1,693	1,943
	Other comprehensive income-Translation adjustments	24	2	22	25
Interest Rate Swaps					
Investments - Trading	Income from investments:				
	Interest	(6)	(2)	(11)	-
	Net gains (losses)	(10)	(6)	(29)	(4)
	Other comprehensive income-Translation adjustments	(4)	(2)	2	(2)
Loans	Income from loans, after swaps	(106)	(65)	(296)	(95)
	Net fair value adjustments on non-trading portfolios	(426)	(318)	(1,290)	(155)
Borrowings	Borrowing expenses, after swaps	201	157	603	388
	Net fair value adjustments on non-trading portfolios	439	218	1,268	(458)
	Other comprehensive income-Translation adjustments	15	4	(3)	2
Futures	Income from investments:				
	Net gains (losses)	-	-	(1)	1
		$ 2,144	$ 1,306	$ 2,628	$ 2,191

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2010 is $219 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $27 million at September 30, 2010.

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2010 and December 31, 2009 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

Derivative type/ Rate type	September 30, 2010 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 34	$ -	$ 1,718
Adjustable	35	-	1,718	-
Loans				
Fixed	-	858	-	13,540
Adjustable	1,488	708	13,540	-
Borrowings				
Fixed	21,691	217	30,527	349
Adjustable	7,695	25,407	6,285	35,881

Derivative type/ Rate type	December 31, 2009 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 36	$ -	$ 986
Adjustable	35	-	986	-
Loans				
Fixed	-	783	-	12,206
Adjustable	1,438	679	12,206	-
Borrowings				
Fixed	20,427	645	24,561	415
Adjustable	6,958	23,971	5,198	28,880

NOTE G – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2010 and December 31, 2009 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2010(1)	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 3,046	$ 2,971	$ 75	$ -
U.S. government-sponsored enterprises	1,325	-	1,325	-
Obligations of non-U.S. governments and agencies	5,666	395	5,271	-
Bank obligations	4,959	-	4,959	-
Mortgage-backed securities:				
U.S. residential	579	-	579	-
Non-U.S. residential	1,026	-	1,017	9
U.S. commercial	179	-	179	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities:				
Collateralized loan obligations	686	-	686	-
Other collateralized debt obligations	156	-	64	92
Other asset-backed securities	307	-	307	-
Total Investments - Trading	18,224	3,366	14,757	101
Currency and interest rate swaps	6,711	-	6,711	-
Total	$ 24,935	$ 3,366	$ 21,468	$ 101

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $26 million for trading investments and $427 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2009(1)	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 819	$ 819	$ -	$ -
U.S. government-sponsored enterprises	540	-	540	-
Obligations of non-U.S. governments and agencies	6,574	330	6,244	-
Bank obligations	4,458	-	4,458	-
Corporate securities	49	-	49	-
Mortgage-backed securities:				
U.S. residential	574	-	574	-
Non-U.S. residential	1,248	-	1,239	9
U.S. commercial	165	-	165	-
Non-U.S. commercial	350	-	350	-
Asset-backed securities:				
Collateralized loan obligations	1,028	-	1,028	-
Other collateralized debt obligations	135	-	54	81
Other asset-backed securities	395	-	381	14
Total Investments - Trading	16,335	1,149	15,082	104
Currency and interest rate swaps	4,154	-	4,134	20
Total	$ 20,489	$ 1,149	$ 19,216	$ 124

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $31 million for trading investments and $259 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2010[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 54,963	$ -	$ 54,963	$ -
Currency and interest rate swaps	2,107	-	2,107	-
Total	$ 57,070	$ -	$ 57,070	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $499 million for borrowings and under Accrued interest and other charges of $43 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2009[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 45,898	$ -	$ 45,616	$ 282
Currency and interest rate swaps	1,143	-	1,116	27
Total	$ 47,041	$ -	$ 46,732	$ 309

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges of $(76) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2010 and 2009 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of September 30, 2010 and 2009 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

During the first quarter of 2010, certain securities were transferred from Level 3 to Level 2 due to refinements in the utilization of observable market data in the Bank's internal valuation models. The Bank's policy for transfers between levels is to reflect these transfers effective as of the beginning of the reporting period.

Financial assets:

	Three months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 113	$ -	$ 113	$ 106	$ 89	$ 195
Total gains (losses) included in:						
Net income (loss)	(13)	-	(13)	4	26	30
Other comprehensive income (loss)	6	-	6	2	1	3
Settlements	(5)	-	(5)	(6)	-	(6)
Transfers out of level 3	-	-	-	-	(26)	(26)
Balance, end of period	$ 101	$ -	$ 101	$ 106	$ 90	$ 196
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ (14)	$ -	$ (14)	$ 1	$ 24	$ 25

	Nine months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 104	$ -	$ 104	$ 110	$ 71	$ 181
Total gains (losses) included in:						
Net income (loss)	15	-	15	(8)	52	44
Other comprehensive income (loss)	(2)	-	(2)	3	1	4
Settlements	(16)	-	(16)	(19)	(3)	(22)
Transfers in (out) of level 3	-	-	-	20	(26)	(6)
Transfers to financial liabilities	-	-	-	-	(5)	(5)
Balance, end of period	$ 101	$ -	$ 101	$ 106	$ 90	$ 196
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 13	$ -	$ 13	$ (15)	$ 42	$ 27

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2010		2009	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ (13)	$ (14)	$ 4	$ 1
Borrowing expenses, after swaps	-	-	2	-
Net fair value adjustments on non-trading portfolios	-	-	24	24
Total	$ (13)	$ (14)	$ 30	$ 25

	Nine months ended Semptember 30,			
	2010		2009	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 15	$ 13	$ (8)	$ (15)
Borrowing expenses, after swaps	-	-	10	-
Net fair value adjustments on non-trading portfolios	-	-	42	42
Total	$ 15	$ 13	$ 44	$ 27

Financial Liabilities:

	Three months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 578	$ 34	$ 612
Total (gains) losses included in:						
Net income (loss)	-	-	-	34	(9)	25
Other comprehensive income (loss)	-	-	-	5	-	5
Transfers out of level 3	-	-	-	(193)	-	(193)
Balance, end of period	$ -	$ -	$ -	$ 424	$ 25	$ 449
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period	$ -	$ -	$ -	$ 32	$ (9)	$ 23

	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 282	$ 27	$ 309	$ 540	$ 42	$ 582
Total (gains) losses included in:						
Net income (loss)	-	-	-	89	(12)	77
Other comprehensive income (loss)	-	-	-	8	-	8
Settlements	-	-	-	(20)	-	(20)
Transfers out of level 3	(282)	(27)	(309)	(193)	-	(193)
Transfers from financial assets	-	-	-	-	(5)	(5)
Balance, end of period	$ -	$ -	$ -	$ 424	$ 25	$ 449
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period	$ -	$ -	$ -	$ 77	$ (12)	$ 65

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2010		2009	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ -	$ -	$ 2	$ -
Net fair value adjustments on non-trading portfolios	-	-	23	23
Total	$ -	$ -	$ 25	$ 23

	Nine months ended September 30,			
	2010		2009	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ -	$ -	$ 12	$ -
Net fair value adjustments on non-trading portfolios	-	-	65	65
Total	$ -	$ -	$ 77	$ 65

NOTE H – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2010 and 2009 comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 1,562	$ 1,129	$ 912	$ 2,638
Interest rates	202	(153)	630	(1,367)
Total change in fair value of derivatives	1,764	976	1,542	1,271
Change in fair value of borrowings due to movements in:				
Exchange rates	(1,532)	(1,004)	(972)	(2,440)
Interest rates	(898)	(557)	(2,112)	432
Total change in fair value of borrowings	(2,430)	(1,561)	(3,084)	(2,008)
Currency transaction gains (losses) on borrowings and loans at amortized cost	(28)	(127)	70	(124)
Amortization of borrowing and loan basis adjustments	-	2	-	11
Reclassification to income - cash flow hedges	-	-	-	(2)
Total	$ (694)	$ (710)	$ (1,472)	$ (852)

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $630 million for the first nine months of 2010, as a result of an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2009 levels. These gains were offset by fair value losses on borrowings of $2,112 million. The income volatility related to movements in interest rates, which amounted to a loss of $1,482 million for the nine months period ended September 30, 2010 compared to a loss of $935 million for the same period last year, was primarily due to fair value losses on lending swaps ($1,366 million), and losses associated with a slight tightening of the Bank's credit spreads on the borrowings portfolio (approximately $149 million), which were partially compensated by changes in swap basis spreads (approximately $37 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first nine months of 2010, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $902 million (2009 – $2,564 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $912 million (2009 – $2,638 million).

NOTE I – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, effective July 21, 2010, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility to provide

grants to Haiti. The Board of Governors also approved in principle and subject to annual approvals, to provide $200 million annually beginning in 2011 and through 2020. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

NOTE J – CAPITAL STOCK

Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital.

NOTE K – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2010 were $63 million (2009 – $48 million). As of September 30, 2010, the estimate of contributions expected to be paid to the Plans and the PRBP during 2010 was $55 million and $30 million, respectively, the same amount disclosed in the December 31, 2009 financial statements. Contributions for 2009 were $39 million and $25 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months and nine months ended September 30, 2010 and 2009 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Service cost	$ 14	$ 15	$ 41	$ 48
Interest cost	36	35	109	104
Expected return on plan assets	(44)	(43)	(134)	(130)
Prior service cost	-	-	1	1
Net periodic benefit cost	$ 6	$ 7	$ 17	$ 23
Of which:				
ORC's share	$ 6	$ 7	$ 17	$ 22
FSO's share	$ -	$ -	$ -	$ 1

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Service cost	$ 8	$ 8	$ 23	$ 24
Interest cost	17	15	52	46
Expected return on plan assets	(19)	(18)	(58)	(56)
Prior service cost	9	-	28	1
Net periodic benefit cost	$ 15	$ 5	$ 45	$ 15
Of which:				
ORC's share	$ 14	$ 5	$ 43	$ 14
FSO's share	$ 1	$ -	$ 2	$ 1

NOTE L – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2010 and 2009, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30,	
	2010	2009
Brazil	$ 357	$ 366
Argentina	277	261
Mexico	212	152
Colombia	176	171

NOTE M – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2010 and December 31, 2009 (in millions):

	2010 [1]		2009 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 200	$ 200	$ 242	$ 242
Investments				
Trading	18,224	18,224	16,335	16,335
Held-to-maturity	3,153	3,227	3,843	3,916
Loans outstanding, net	59,466	N/A	58,429	N/A
Currency and interest rate swaps receivable				
Loans	9	9	186	186
Borrowings	6,703	6,703	3,968	3,968
Borrowings				
Short-term	144	144	1,908	1,908
Medium- and long-term:				
Measured at fair value	54,963	54,963	45,898	45,898
Measured at amortized cost	10,097	11,245	13,123	13,878
Currency and interest rate swaps payable				
Investments - trading	53	53	19	19
Loans	1,451	1,451	191	191
Borrowings	604	604	933	933

N/A = Not available
[1] Includes accrued interest.

NOTE N – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 15, 2010, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2010.

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2010
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2010, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	1,160,000,000	2.50	99.70	12-July-2010	11-Mar-2013
IDR	225,000,000,000	6.50	100.00	12-July-2010	4-June-2014
BRL	279,000,000	8.12	99.97	14-July-2010	24-July-2014
BRL	35,000,000	9.50	103.585	19-July-2010	6-Jan-2014
USD	40,000,000	Zero Coupon Callable	100.00	27-July-2010	27-July-2040
USD	100,000,000	0.34	100.00	27-July-2010	12-Aug-2011
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-2010	10-Aug-2040
BRL	14,520,000	7.03	100.00	26-Aug-2010	28-Aug-2012
USD	1,750,000,00	2.375	99.303	12-Aug-2010	15-Aug-2017
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	16-Aug-2010	16-Aug-2040
NZD	50,000,000	6.00	103.675	17-Aug-2010	15-Dec-2017
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	17-Aug-2010	17-Aug-2040
IDR	2,800,000,000,000	Zero Coupon FX Linked	74.59	20-Aug-2010	20-Aug-2015
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	25-Aug-2010	25-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040

USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040
USD	10,000,000	Zero Coupon Callable	100.00	30-Aug-2010	30-Aug-2040
USD	30,000,000	Zero Coupon Callable	100.00	16-Sep-2010	16-Sep-2040
IDR	250,000,000,000	6.00	101.1375	17-Sep-2010	17-Sep-2013

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2010
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2010

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 1, 2010, which includes the Ordinary Capital financial statements for the year ended December 31, 2009. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of the Bank's operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the condensed quarterly financial statements, in the first quarter of 2010, the Bank adopted an amendment to the accounting standard for Fair Value Measurements (FASB ASC 820-10). This amendment required further disclosures regarding fair value measurements. In addition, a new accounting update was issued in the third quarter of 2010 addressing the disclosures for financing receivables, as defined, and the related allowance for credit losses at disaggregated levels; this update is mostly effective at year-end with some provisions to be applicable in 2011.

OVERVIEW
ECONOMIC ENVIRONMENT: In light of the global financial and economic situation and its impact on borrowing member countries, during 2008 and specially in 2009 demand for Bank lending increased affecting the Bank lending capacity in the near term. In 2010, Bank lending has decreased compared to 2008 and 2009 record levels but is still higher than those in 2007. To address the short-term lending constraint, in 2009 the Bank took certain measures including: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits, and (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion. In addition, to ensure that the Bank has adequate capital to meet its long term objectives, the Board of Governors at its Annual Meeting in Cancun in March 2010 agreed, subject to the completion of all requirements under the respective domestic laws, to pursue a capital increase for the Bank in the amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the above-mentioned amount. Additionally, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility (See Other Developments During the Quarter section for further details).

Despite of the global financial crisis and the current economic situation, the capital adequacy position of the Bank remains strong, as indicated by the equity-to-loans ratio[2] (See Table 1). In addition, the liquidity levels are robust and in line with Bank policy.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

[2] The equity-to-loans ratio is "Equity" (defined as the sum of Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), and cumulative Net fair value adjustments on non-trading portfolios) to outstanding loans and net guarantee exposure.

During the nine months ended September 30, 2010, the trading investments portfolio experienced net mark-to-market gains of $347 million, compared to $284 million experienced during the nine months ended September 30, 2009. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $45 million during the first nine months of the year compared to $55 million during the same period in 2009.

FINANCIAL OVERVIEW: During the first nine months of 2010, the Bank approved 81 loans totaling $5.9 billion compared to 66 loans that totaled $9.6 billion during the same period in 2009. In addition, the Bank issued bonds for a total face amount of $12.7 billion (2009 – $13.7 billion) that generated proceeds of $11.5 billion (2009 – $13.0 billion), representing decreases of $1.0 billion and $1.5 billion, respectively. The average life of new issues was 5.4 years (2009 – 4.9 years).

During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million). In addition, the Bank issued 84 trade-related guarantees for a total of $129 million (2009 – 92 guarantees issued for a total of $149 million).

For the second semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee.

Operating Income during the first nine months of 2010 was $976 million, compared to $853 million for the same period last year, an increase of $123 million. This increase was mainly due to higher net interest income of $115 million, substantially resulting from an increase in net interest income from loans, and higher net investment gains of $58 million, partially offset by an increase in net non-interest expense of $36 million.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, and the changes in fair value of lending swaps, which are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. Net fair value adjustments on non-trading portfolios for the nine months ended September 30, 2010 amounted to a loss of $1,472 million, compared to a loss of $852 million for the same period last year. Fair value losses on lending swaps of $1,366 million and losses associated with a slight tightening of the Bank's credit spreads on the borrowing portfolio (approximately $149 million) were partially compensated by changes in swap basis spreads (approximately $37 million). (See Note H to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

During the nine months period ended September 30, 2010, there were net currency translation losses of $14 million on the Bank's net assets, mostly due to a net depreciation of the euro against the United States dollar during the year, partially offset by an appreciation of the Japanese yen, compared to net currency translation losses of $43 million for the same period in 2009.

As part of the Bank's general increase in resources currently underway, effective July 21, 2010, the Board of Governors approved, for the first time, the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility to provide grants to Haiti.

The equity-to-loans ratio at September 30, 2010 was 35.2% compared to 34.2% at the end of last year.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Lending Summary			
Loans and guarantees approved [1] [2]	$ 5,982	$ 9,601	$ 15,278
Undisbursed portion of approved loans	22,869	20,946	21,555
Gross loan disbursements	4,004	6,476	11,424
Net loan disbursements	827	3,456	6,882
Income Statement Data			
Operating income	$ 976	$ 853	$ 1,294
Net fair value adjustments on non-trading portfolios [3]	(1,472)	(852)	(500)
Board of Governors approved transfers	(72)	-	-
Net income (loss)	(568)	1	794
Returns and Costs, after swaps			
Return on average loans outstanding	3.15%	3.86%	3.75%
Return on average liquid investments [4]	3.44%	3.82%	4.29%
Average cost of borrowings outstanding during the period	0.98%	2.01%	1.78%
	September 30, 2010	**September 30, 2009**	**December 31, 2009**
Balance Sheet Data			
Cash and investments-net [5], after swaps	$ 21,275	$ 20,295	$ 20,204
Loans outstanding [6]	59,024	54,660	58,049
Borrowings outstanding [7], after swaps	59,024	54,889	57,697
Total equity	20,092	19,404	20,674
Equity[8]-to-Loans [9] Ratio	35.2%	34.7%	34.2%

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] As of December 31, 2009, includes $800 million of loan approvals cancelled during the year.
[3] Previously known as Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value.
[4] Geometrically-linked time-weighted returns.
[5] Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.
[6] Excludes lending swaps in a net liability position of $1,357 million.
[7] Net of premium/discount.
[8] Paid in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net recivable from members (but not net payable to members) and the cumulative effect of net fair value adjustments on non-trading portfolios.
[9] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

During the first quarter of 2010, the Bank adopted a new capital adequacy framework that consists of a revised policy on capital adequacy and new systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The new policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make

flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that will enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Table 1: EQUITY TO LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2010	December 31, 2009
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve [1]	13,187	13,766
Special reserve [1]	2,566	2,569
Plus:		
Allowances for loan and guarantee losses	176	148
Minus:		
Borrowing countries' local currency cash balances	138	131
Cumulative net fair value adjustments on non-trading portfolios	(943)	528
Equity used in Equity to Loans Ratio	$ 21,073	$ 20,163
Loans outstanding and net guarantee exposure	$ 59,865	$ 58,935
Equity to Loans Ratio	35.2%	34.2%

(1) Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEETS

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations). Effective July 21, 2010, the Board of Governors approved the expansion of the Bank's Non-sovereign-guaranteed (NSG) operations[3], which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of the Bank's capital adequacy policy[4]. (See Other Developments During the Quarter section for further details).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2010, 95% was sovereign-guaranteed. At September 30, 2010, the total volume of outstanding loans was $59.0 billion, compared with $58.0 billion as of December 31, 2009. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($4.0 billion) than collections ($3.2 billion) and currency translation adjustments ($0.1 billion).

As of September 30, 2010, 6.4% of the loans and guarantees exposures was non-sovereign-guaranteed compared to 6.3% at December 31, 2009. The non-sovereign guaranteed loan portfolio totaled $3.0 billion, compared to $2.9 billion as of December 31, 2009.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $1,114 million during the first nine months of 2010, mainly resulting from net cash inflows from borrowings ($1,123 million), net cash inflows from operating activities ($678 million) and mark-to-market gains ($342 million), partially offset by net loan disbursements ($827 million) and currency translation adjustments ($197 million). Higher levels of investment are expected at this time of the year as traditionally loan disbursements increase substantially during the last quarter.

During the first quarter of 2010, a loss of $5 million was included in earnings as a result of the transfer of a held-to-maturity security to the trading investments portfolio.

[3] Up to July 20, 2010, NSG operations were limited to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program.

[4] As of June 30, 2010 (the latest information available), the risk capital requirements of NSG operations was $1.1 billion, or 5.4% of total equity, as defined in footnote 8 in Box 1.

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1.3 billion compared with December 31, 2009, primarily due to a larger amount of new borrowings than maturities ($1.1 billion), a net increase in the fair value of borrowings and related swaps ($0.1 billion) and the accretion of discount on borrowings ($0.2 billion), partially offset by currency translation adjustments ($0.1 billion).

EQUITY: Equity at September 30, 2010 was $20,092 million, a decrease of $582 million from December 31, 2009, reflecting a net loss of $568 million and currency translation losses of $14 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2010, Operating Income was $976 million compared to $853 million for the same period last year, an increase of $123 million. This increase was mainly due to higher net interest income and net investment gains, partially offset by an increase in net non-interest expense.

The Bank had net interest income of $1,052 million during the first nine months of 2010, compared to $937 million for the same period last year. The increase of $115 was substantially due to higher net interest income from loans. The lending spread on most of the Bank's loans increased from an average of 0.52% during the first nine months of 2009 to 0.95% during the same period this year. The effect of this increase was partially offset by a reduction in the return on the portion of the portfolio funded with equity.

The Bank's trading investments portfolio has contributed net mark-to-market gains of $347 million during the year, compared to $284 million for the same period in 2009, an increase of $63 million.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2010	**2009**
Loan interest income	$ 1,332	$ 1,470
Investment interest income	138	242
	1,470	1,712
Less:		
Borrowing expenses	418	775
Net interest income	1,052	937
Other loan income	39	43
Net investment gains	342	284
Other expenses:		
Provision for loan and guarantee losses	28	18
Net non-interest expense	429	393
Total	457	411
Operating Income	$ 976	$ 853

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2010 and 2009 and the year ended December 31, 2009 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2010		Nine months ended September 30, 2009		Year ended December 31, 2009	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 58,191	3.07	$ 52,547	3.75	$ 53,434	3.62
Liquid investments [2][3]	19,415	3.44	18,122	3.82	19,061	4.29
Total earning assets	$ 77,606	3.16	$ 70,669	3.77	$ 72,495	3.80
Borrowings	$57,251	0.98	$51,911	2.01	$53,372	1.78
Net interest margin [4]		1.81		1.77		1.77

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million). Also, the Bank issued 84 trade-related guarantees for a total of $129 million (2009 – 92 guarantees issued for a total of $149 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2010, undisbursed loans amounted to $22,869 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.88 years with contractual maturity dates through 2040[5].

LIQUIDITY MANAGEMENT

During the first nine months of 2010 many market indices and economic indicators continued to show signs of moderate improvement although turning increasingly mixed as the year has progressed. Furthermore, as a result of the still weak economic fundamentals in the world's major economies and the ongoing deleveraging of financial institutions, the recovery in market pricing for structured securities has lagged other sectors that reached pre-crisis (2007) levels at the end of the first quarter.

The volatility and limited liquidity in the asset-backed and mortgage-backed securities markets have continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Nevertheless, certain subsectors have improved, permitting the execution of limited sales in the third quarter thereby reducing exposure at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the nine months ended September 30, 2010, the Bank recognized $347 million of mark-to-market gains in its trading investments portfolio (2009 – $284 million). These investment gains substantially relate to the $3.2 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of September 30, 2010, 41.1% is still rated AAA, 82.3% is rated investment grade, and except for $0.5 million in 2009 and $1.9 million in 2010 of principal losses, the portfolio continues to perform. The exposure for the whole investment portfolio amounted to $21.1 billion at September 30, 2010 ($20.0 billion at December 31, 2009). The quality of the overall portfolio continues to be high, as 86.0% of the exposure is rated AAA and AA, 5.7% carry the highest short-term ratings (A1+), 3.9% is rated A, and 4.4% is rated below A. Table 4 shows a breakdown of the trading

[5] The maturity structure of medium- and long-term borrowings outstanding at the end of 2009 is presented in Appendix I-5 to the December 31, 2009 financial statements.

investments portfolio at September 30, 2010 and December 31, 2009 by major security class together with unrealized gains and losses included in Income from investments on securities held at the end of the respective periods.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	September 30, 2010		December 31, 2009	
	Fair Value [1]	Unrealized Gains (Losses)	Fair Value [1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 3,046	$ 1	$ 819	$ -
U.S. government-sponsored enterprises	1,325	(7)	540	3
Obligations of non-U.S. governments and agencies	5,666	18	6,574	17
Bank obligations	4,959	(29)	4,458	57
Corporate securities	-	-	49	7
Mortgage-backed securities	**2,080**	**145**	**2,337**	**184**
U.S. residential	579	74	574	62
Non-U.S. residential	1,027	29	1,248	109
U.S. commercial	179	40	165	12
Non-U.S. commercial	295	2	350	1
Asset-backed securities	**1,148**	**102**	**1,558**	**114**
Collateralized loan obligations	686	62	1,028	78
Other collateralized debt obligations	155	28	135	(13)
Other asset-backed securities	307	12	395	49
Total trading investments	**$ 18,224**	**$ 230**	**$ 16,335**	**$ 382**

[1] Includes accrued interest of $26 million at September 30, 2010 and $31 million at December 31, 2009, presented in the Condensed Balance sheet under Accrued interest and other charges.

OTHER DEVELOPMENTS DURING THE QUARTER

CAPITAL INCREASE: Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70.0 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital. The Board of Governors also approved the expansion of the Bank's NSG operations, which, until December 31, 2012 will be capped to an amount such that risk capital requirements for such operations do not exceed 20 percent of total equity calculated in the context of the Bank's capital adequacy policy. Effective January 1, 2013, limitations on NSG operations different from such 20 percent shall be established by the Board of Executive Directors, subject to the Bank's NSG Strategy and capital adequacy policy. Additionally, and in an effort to ensure the Bank's continued support for Haiti's reconstruction and development, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility and agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income, beginning in 2011 and through 2020, to the IDB Grant Facility.

The Board of Governors also approved an Income Management Model (IMM) for the Ordinary Capital of the Bank. With the approval of the IMM, annual decisions related to uses of Ordinary Capital income will be driven by the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending and disbursement programs; the annual budget; and annual income transfers. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated fashion.

CONVERSION OF SINGLE CURRENCY FACILITY (SCF) AND CURRENCY POOLING SYSTEM (CPS) ADJUSTABLE RATE LOANS TO LIBOR-BASED LOANS - SECOND EXECUTION: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof (the Conversion Offer).

As a result of the second execution of the Conversion Offer, conversion of outstanding loan balances of $5.7 billion were carried out at market rates with an effective date of August 1, 2010, as follows: $1.4 billion of CPS converted to USD LIBOR-based rate, $1.3 billion of CPS to USD fixed rate, $0.7 billion of SCF to USD LIBOR-based rate, and $2.3 billion of SCF to fixed rate. Future disbursements on converted loans will carry the same fixed cost basis, which excludes the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

With the second execution, the Bank completed its Conversion Offer, which resulted in total loan conversions of $32 billion as follows: $3.0 billion of CPS to USD LIBOR-based rate, $6.7 billion of CPS to USD fixed rate, $1.9 billion of SCF to USD LIBOR-based rate, and $20.4 billion of SCF to fixed rate.

ASSET AND LIABILITY MANAGEMENT POLICY: On July 28, 2010, the Board of Executive Director approved a new policy for asset/liability management for the Bank. Under this new policy, the Bank will continue its approach of aligning its assets and liabilities to minimize market risk. In addition, the policy provides rules for the active management of equity duration and for limiting the accumulation of debt redemptions within any 12-month period.

MANAGEMENT CHANGES: On July 6, 2010, the Board of Governors re-elected Mr. Luis Alberto Moreno as President of the Bank for an additional five year term beginning on October 1, 2010. Mr. Moreno was first elected by the Board of Governors on July 27, 2005 for a five-year term beginning on October 1, 2005.

On July 1, 2010, Mr. Daniel M. Zelikow resigned as Executive Vice President of the Bank. Ms. Julie T. Katzman, General Manager of the Office of the Multilateral Investment Fund, has been appointed to serve as Executive Vice President, a.i.

Effective September 1, 2010, Mr. Gerald S. Johnson was appointed as General Manager, Country Department Caribbean Group.

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank is currently assessing the impact of this financial regulatory reform on its operations.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (THE PPACA) AND THE HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States of America signed into law the PPACA and the HCERA. The new legislation seeks to reform the U.S. health care system and its various provisions will be regulated and become effective over the following several years. The

Bank is currently evaluating the impact of this new legislation, including the impact on its Postretirement Benefits Plan.

RECENT DEVELOPMENTS

MANAGEMENT CHANGES: Effective November 1, 2010, Mr. Jaime Sujoy, the Bank's Representative in Chile, was appointed to serve as Vice President for Finance and Administration of the Bank, succeeding Mr. Manuel Rapoport, who retired from the Bank.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2010 (Unaudited)		December 31, 2009	
ASSETS				
Cash and investments				
Cash	$ 200		$ 242	
Investments - Note C				
Trading	18,198		16,304	
Held-to-maturity	3,118	$ 21,516	3,810	$ 20,356
Loans outstanding - Note D	59,024		58,049	
Allowance for loan losses	(141)	58,883	(116)	57,933
Accrued interest and other charges		1,028		895
Receivable from members		377		401
Currency and interest rate swaps - Notes F, G and M				
Loans	10		248	
Borrowings	6,274	6,284	3,647	3,895
Other assets		560		526
Total assets		$ 88,648		$ 84,006
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes E, G and M				
Short-term	$ 144		$ 1,908	
Medium- and long-term				
Measured at fair value	54,464		45,493	
Measured at amortized cost	10,033	$64,641	12,906	$ 60,307
Currency and interest rate swaps - Notes F, G and M				
Investments - Trading	40		11	
Loans	1,367		171	
Borrowings	657	2,064	1,037	1,219
Payable for investment securities purchased		200		140
Amounts payable to maintain value of currency holdings		562		556
Accrued interest on borrowings		563		622
Due to IDB Grant Facility - Note I		72		-
Other liabilities		454		488
Total liabilities		68,556		63,332
Equity				
Capital stock - Note J				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings	14,873		15,441	
Accumulated other comprehensive income	880	20,092	894	20,674
Total liabilities and equity		$ 88,648		$ 84,006

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2010	**2009**	**2010**	**2009**
	(Unaudited)		**(Unaudited)**	
Income				
Loans, after swaps - Notes D and F	**$ 460**	$ 495	**$ 1,371**	$ 1,513
Investments - Note C				
Interest	**45**	66	**138**	242
Net gains	**85**	325	**342**	284
Other	**5**	5	**19**	15
Total income	**595**	891	**1,870**	2,054
Expenses				
Borrowing expenses, after swaps - Notes E, F and G	**150**	208	**418**	775
Provision (credit) for loan and guarantee losses - Note D	**(10)**	10	**28**	18
Administrative expenses	**141**	131	**400**	358
Special programs	**24**	20	**48**	50
Total expenses	**305**	369	**894**	1,201
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**290**	522	**976**	853
Net fair value adjustments on non-trading portfolios - Notes E, F, G and H	**(694)**	(710)	**(1,472)**	(852)
Board of Governors approved transfers - Note L	**(72)**	-	**(72)**	-
Net income (loss)	**(476)**	(188)	**(568)**	1
Retained earnings, beginning of period	**12,683**	14,836	**12,775**	14,647
Retained earnings, end of period	**$12,207**	$ 14,648	**$12,207**	$ 14,648

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2010	**2009**	**2010**	**2009**
	(Unaudited)		**(Unaudited)**	
Net income (loss)	**$ (476)**	$ (188)	**$ (568)**	$ 1
Other comprehensive income (loss)				
Translation adjustments	**41**	90	**(14)**	(43)
Reclassification to income - cash flow hedges	**-**	1	**-**	2
Total other comprehensive income (loss)	**41**	91	**(14)**	(41)
Comprehensive income (loss)	**$ (435)**	$ (97)	**$ (582)**	$ (40)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (4,004)**	$ (6,476)
Loan collections (net of participations)	**3,177**	3,020
Net cash used in lending activities	**(827)**	(3,456)
Gross purchases of held-to-maturity investments	**(4,066)**	(2,927)
Gross proceeds from maturities of held-to-maturity investments	**4,682**	2,958
Miscellaneous assets and liabilities	**(95)**	(18)
Net cash used in lending and investing activities	**(306)**	(3,443)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**11,352**	12,964
Repayments	**(8,465)**	(4,735)
Short-term borrowings, net	**(1,764)**	(2,215)
Cash collateral received	**-**	602
Collections of receivable from members	**30**	4
Net cash provided by financing activities	**1,153**	6,620
Cash flows from operating activities		
Gross purchases of trading investments	**(23,903)**	(24,884)
Gross proceeds from sale or maturity of trading investments	**22,337**	21,610
Loan income collections, after swaps	**1,292**	1,575
Interest and other costs of borrowings, after swaps	**(306)**	(834)
Income from investments	**125**	228
Other income	**19**	15
Administrative expenses	**(416)**	(288)
Special programs	**(36)**	(25)
Net cash used in operating activities	**(888)**	(2,603)
Effect of exchange rate fluctuations on cash	**(1)**	2
Net (decrease) increase in cash	**(42)**	576
Cash, beginning of year	**242**	301
Cash, end of period	**$ 200**	$ 877

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2009 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In September, 2010, the FASB issued the Accounting Standard Update (ASU) No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". This update improves the disclosure requirements related to Receivables and outlines specific disclosures required for the allowance for credit losses and all financing receivables. A significant change from the current disclosure requirements will be to provide information for both the financing receivables and the related allowance for credit losses at disaggregated levels.

The new guidance requires an entity to provide disaggregated disclosures such as: a roll forward schedule of the allowance for credit losses and the related ending balance of the financing receivables; the credit quality of the financing receivables portfolio; the aging of past due financing receivables; the nature and extent of troubled debt restructurings that occurred and their impact on the allowance for credit losses; the nonaccrual status of financing receivables; and the impaired financing receivables, among others.

The new disclosures of information as of the end of a reporting period will become effective for interim and annual reporting periods ending after December 15, 2010. Specific items regarding activity that occurred before the issuance of the ASU, will be required for periods beginning after December 15, 2010. Since this standard only adds disclosures to interim and annual financial statements, its provisions will not have an impact on the Bank's financial position and results of operations.

In January 2010, the FASB issued ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements". This update improves the disclosure requirements related to Fair Value Measurements and Disclosures. ASU No. 2010-06 requires separate disclosure of transfers in and out of Levels 1 and 2 and a description of the reasons for these transfers. It also requires disclosures on a gross basis of purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirement to provide fair value measurement disclosures for each class rather than major categories of assets and liabilities. This update also clarifies the requirement to disclose the valuation techniques and significant inputs used to measure fair value for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures were effective for the Bank for interim and annual reporting periods beginning in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements, which are effective for periods beginning in 2011. The applicable new disclosure requirements have been incorporated in Note G – "Fair Value Measurements" to the condensed quarterly financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eli-

gible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $230 million on trading portfolio instruments held at September 30, 2010 compared to $166 million at September 30, 2009, were included in Income from investments. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at September 30, 2010 amounted to $3.2 billion ($3.8 billion at September 30, 2009).

In 2009, the investment portfolio started to recover from the financial markets crisis that started in 2007, as financial market conditions improved. During 2010, the effect of the crisis, characterized by limited liquidity and high volatility in the markets, has improved hence allowing limited sales of mortgage-backed securities at higher prices thereby further reducing exposures to the sector. Nevertheless, the Bank's ability to mitigate its credit risk by selling or hedging its exposures, especially in many structured finance sectors, is still limited. While valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, the recovery that started in 2009 has continued in 2010, as the Bank recognized additional net mark-to-market gains from its trading portfolio. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at September 30, 2010 and December 31, 2009 is shown in Note G – "Fair Value Measurements". In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at September 30, 2010 and December 31, 2009 are shown below (in millions):

HELD-TO-MATURITY

	September 30, 2010				December 31, 2009			
Investment Category /Years of Maturity	Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]	Net carrying amount [1]	Gross unrealized gains	Gross unrealized losses	Fair value [1]
Obligations of non-U.S. governments								
and agencies	**$ 2,675**	**$ 74**	**$ -**	**$ 2,749**	**$ 3,521**	**$ 76**	**$ 6**	**$ 3,591**
2010	585	-	-	585	1,369	6	-	1,375
2011 to 2014	2,090	74	-	2,164	2,152	70	6	2,216
Bank obligations	**360**	-	-	**360**	**167**	**1**	-	**168**
2010	335	-	-	335	143	-	-	143
2011 to 2014	25	-	-	25	24	1	-	25
Asset-backed securities	**83**	-	-	**83**	**122**	**2**	-	**124**
2010	48	-	-	48	88	1	-	89
2011 to 2014	35	-	-	35	34	1	-	35
Total	**$ 3,118**	**$ 74**	**$ -**	**$ 3,192**	**$ 3,810**	**$ 79**	**$ 6**	**$ 3,883**
2010	968	-	-	968	1,600	7	-	1,607
2011 to 2014	2,150	74	-	2,224	2,210	72	6	2,276

[1] Excludes accrued interest.

As of September 30, 2010 and December 31, 2009, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of September 30, 2010 and December 31, 2009, are summarized below (in millions):

Category of Investments	September 30, 2010 Less than 12 Months Fair Value	Unrealized Losses [1]	12 Months or Greater Fair Value	Unrealized Losses [1]	Total Fair Value	Unrealized Losses [1]
Obligations of non-U.S. governments and agencies	$ 383	$ -	$ -	$ -	$ 383	$ -
Bank obligations	272	-	-	-	272	-
Total	$ 655	$ -	$ -	$ -	$ 655	$ -

[1] Unrealized losses are less than $0.5 million.

Category of Investments	December 31, 2009 Less than 12 Months Fair Value	Unrealized Losses	12 Months or Greater Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 552	$ 3	$ 51	$ 3	$ 603	$ 6
Bank obligations	111	-	-	-	111	-
Total	$ 663	$ 3	$ 51	$ 3	$ 714	$ 6

The Bank only invests in high credit quality instruments. At September 30, 2010, 65% of the Held-to-maturity investments are rated AAA, 33% are rated AA, 1% are rated A and 1% are rated below A.

During the first quarter of 2010, the Bank transferred a security with a carrying value of $52 million from the held-to-maturity portfolio to the trading investments portfolio due to the further deterioration of the issuer's credit worthiness. A loss of $5 million was included in earnings as a result of such transfer.

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For the second semester of 2010, the Board of Executive Directors maintained the lending spread at 0.95%, the credit commission at 0.25%, and no supervision and inspection fee. These charges currently apply to Single Currency Facility and Local Currency Facility loans, and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors.

IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES: The Bank has non-sovereign guaranteed loans with outstanding balances of $138 million classified as impaired at September 30, 2010. All impaired loans have specific allowances for loan losses amounting to $56 million.

The following table provides financial information related to impaired loans as of September 30, 2010 and December 31, 2009 (in millions):

	2010	2009
Recorded investment at end of period	$ 138	$ 110
Average recorded investment during period	125	300

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2010 and 2009 is as follow (in millions):

	Three months ended September 30, 2010	2009
Loan income recognized	$ 1	$ 3
Loan income that would have been recognized on an accrual basis during the period	2	3

	Nine months ended September 30, 2010	2009
Loan income recognized	$ 3	$ 9
Loan income that would have been recognized on an accrual basis during the period	5	9

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2010 and the year ended December 31, 2009 were as follows (in millions):

	2010	2009
Balance, beginning of year	$ 148	$ 169
Provision (credit) for loan and guarantee losses	28	(21)
Balance, end of period	$ 176	$ 148
Composed of:		
Allowance for loan losses	$ 141	$ 116
Allowance for guarantee losses[1]	35	32
Total	$ 176	$ 148

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

GUARANTEES: As of September 30, 2010, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,377 million (2009 – $1,404 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During the nine months ended September 30, 2010, there were three approved non-trade-related guarantees without sovereign counter-guarantee for $58 million (2009 – $0 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the first nine months of the year, the Bank issued 84 guarantees for a total of $129 million under this program (2009 – 92 guarantees for a total of $149 million).

At September 30, 2010, guarantees of $936 million ($988 million at December 31, 2009), including $100 million issued under the TFFP ($97 million at December 31, 2009), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $47 million ($50 million at December 31, 2009) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 15 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At September 30, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $788 million and was classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$ 109
Very Strong	60
Strong	41
Satisfactory	25
Fair	429
Weak	115
Possible loss	9
Total	$ 788

NOTE E – FAIR VALUE OPTION

In 2008, Management approved the election of the fair value option under GAAP for most of its medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2010 and 2009, as follows (in millions):

	Three months ended September 30,	
	2010	2009
Borrowing expenses, after swaps	$ (528)	$ (454)
Net fair value adjustments on non-trading portfolios	(2,430)	(1,561)
Total changes in fair value included in Net income (loss)	$ (2,958)	$ (2,015)

	Nine months ended September 30,	
	2010	2009
Borrowing expenses, after swaps	$ (1,536)	$ (1,279)
Net fair value adjustments on non-trading portfolios	(3,084)	(2,008)
Total changes in fair value included in Net income (loss)	$ (4,620)	$ (3,287)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2010 and December 31, 2009, was as follows (in millions):

	September 30, 2010	December 31, 2009
Fair value	$ 54,963 [1]	$ 45,898 [1]
Unpaid principal outstanding	51,680	44,813
Fair value over unpaid principal outstanding	$ 3,283	$ 1,085

[1] Includes accrued interest of $499 million at September 30, 2010 and $405 million at December 31, 2009.

NOTE F – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios (before 2010, Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) in the Condensed Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to fund floating rate assets and are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: All derivative instruments are reported at fair value. The Bank's derivative instruments as of September 30, 2010 and December 31, 2009, and their related gains and losses for the three and nine months ended September 30, 2010 and 2009, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2010 [1]		December 31, 2009 [1]	
		Asset	Liability	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ -	$ 2	$ -	$ 3
	Loans	10	213	51	106
	Borrowings	4,285	560	2,810	848
	Accrued interest and other charges	236	(44)	142	(65)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	-	38	-	8
	Loans	-	1,154	197	65
	Borrowings	1,989	97	837	189
	Accrued interest and other charges	192	87	117	(11)
		$ 6,712	$ 2,107	$ 4,154	$ 1,143

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Currency Swaps					
Investments - Trading	Income from investments:				
	Interest	$ -	$ (1)	$ (2)	$ (2)
Loans	Income from loans, after swaps	(16)	(9)	(52)	(21)
	Net fair value adjustments on non-trading portfolios	(92)	(7)	(129)	(59)
Borrowings	Borrowing expenses, after swaps	282	252	853	628
	Net fair value adjustments on non-trading portfolios	1,843	1,083	1,693	1,943
	Other comprehensive income-Translation adjustments	24	2	22	25
Interest Rate Swaps					
Investments - Trading	Income from investments:				
	Interest	(6)	(2)	(11)	-
	Net gains (losses)	(10)	(6)	(29)	(4)
	Other comprehensive income-Translation adjustments	(4)	(2)	2	(2)
Loans	Income from loans, after swaps	(106)	(65)	(296)	(95)
	Net fair value adjustments on non-trading portfolios	(426)	(318)	(1,290)	(155)
Borrowings	Borrowing expenses, after swaps	201	157	603	388
	Net fair value adjustments on non-trading portfolios	439	218	1,268	(458)
	Other comprehensive income-Translation adjustments	15	4	(3)	2
Futures	Income from investments:				
	Net gains (losses)	-	-	(1)	1
		$ 2,144	$ 1,306	$ 2,628	$ 2,191

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2010 is $219 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $27 million at September 30, 2010.

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2010 and December 31, 2009 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

Derivative type/ Rate type	September 30, 2010 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 34	$ -	$ 1,718
Adjustable	35	-	1,718	-
Loans				
Fixed	-	858	-	13,540
Adjustable	1,488	708	13,540	-
Borrowings				
Fixed	21,691	217	30,527	349
Adjustable	7,695	25,407	6,285	35,881

Derivative type/ Rate type	December 31, 2009 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 36	$ -	$ 986
Adjustable	35	-	986	-
Loans				
Fixed	-	783	-	12,206
Adjustable	1,438	679	12,206	-
Borrowings				
Fixed	20,427	645	24,561	415
Adjustable	6,958	23,971	5,198	28,880

NOTE G – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2010 and December 31, 2009 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2010[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 3,046	$ 2,971	$ 75	$ -
U.S. government-sponsored enterprises	1,325	-	1,325	-
Obligations of non-U.S. governments and agencies	5,666	395	5,271	-
Bank obligations	4,959	-	4,959	-
Mortgage-backed securities:				
U.S. residential	579	-	579	-
Non-U.S. residential	1,026	-	1,017	9
U.S. commercial	179	-	179	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities:				
Collateralized loan obligations	686	-	686	-
Other collateralized debt obligations	156	-	64	92
Other asset-backed securities	307	-	307	-
Total Investments - Trading	18,224	3,366	14,757	101
Currency and interest rate swaps	6,711	-	6,711	-
Total	$ 24,935	$ 3,366	$ 21,468	$ 101

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $26 million for trading investments and $427 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 819	$ 819	$ -	$ -
U.S. government-sponsored enterprises	540	-	540	-
Obligations of non-U.S. governments and agencies	6,574	330	6,244	-
Bank obligations	4,458	-	4,458	-
Corporate securities	49	-	49	-
Mortgage-backed securities:				
U.S. residential	574	-	574	-
Non-U.S. residential	1,248	-	1,239	9
U.S. commercial	165	-	165	-
Non-U.S. commercial	350	-	350	-
Asset-backed securities:				
Collateralized loan obligations	1,028	-	1,028	-
Other collateralized debt obligations	135	-	54	81
Other asset-backed securities	395	-	381	14
Total Investments - Trading	16,335	1,149	15,082	104
Currency and interest rate swaps	4,154	-	4,134	20
Total	$ 20,489	$ 1,149	$ 19,216	$ 124

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $31 million for trading investments and $259 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value..............................	$ 54,963	$ -	$ 54,963	$ -
Currency and interest rate swaps	2,107	-	2,107	-
Total...	$ 57,070	$ -	$ 57,070	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $499 million for borrowings and under Accrued interest and other charges of $43 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value..............................	$ 45,898	$ -	$ 45,616	$ 282
Currency and interest rate swaps	1,143	-	1,116	27
Total...	$ 47,041	$ -	$ 46,732	$ 309

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges of $(76) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2010 and 2009 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of September 30, 2010 and 2009 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

During the first quarter of 2010, certain securities were transferred from Level 3 to Level 2 due to refinements in the utilization of observable market data in the Bank's internal valuation models. The Bank's policy for transfers between levels is to reflect these transfers effective as of the beginning of the reporting period.

Financial assets:

	Three months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 113	$ -	$ 113	$ 106	$ 89	$ 195
Total gains (losses) included in:						
Net income (loss)..	(13)	-	(13)	4	26	30
Other comprehensive income (loss).......................	6	-	6	2	1	3
Settlements..	(5)	-	(5)	(6)	-	(6)
Transfers out of level 3	-	-	-	-	(26)	(26)
Balance, end of period	$ 101	$ -	$ 101	$ 106	$ 90	$ 196
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period...........................	$ (14)	$ -	$ (14)	$ 1	$ 24	$ 25

	Nine months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 104	$ -	$ 104	$ 110	$ 71	$ 181
Total gains (losses) included in:						
Net income (loss)	15	-	15	(8)	52	44
Other comprehensive income (loss)	(2)	-	(2)	3	1	4
Settlements	(16)	-	(16)	(19)	(3)	(22)
Transfers in (out) of level 3	-	-	-	20	(26)	(6)
Transfers to financial liabilities	-	-	-	-	(5)	(5)
Balance, end of period	$ 101	$ -	$ 101	$ 106	$ 90	$ 196
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 13	$ -	$ 13	$ (15)	$ 42	$ 27

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2010		2009	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ (13)	$ (14)	$ 4	$ 1
Borrowing expenses, after swaps	-	-	2	-
Net fair value adjustments on non-trading portfolios	-	-	24	24
Total	$ (13)	$ (14)	$ 30	$ 25

	Nine months ended Semptember 30,			
	2010		2009	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 15	$ 13	$ (8)	$ (15)
Borrowing expenses, after swaps	-	-	10	-
Net fair value adjustments on non-trading portfolios	-	-	42	42
Total	$ 15	$ 13	$ 44	$ 27

Financial Liabilities:

	Three months ended September 30,					
	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 578	$ 34	$ 612
Total (gains) losses included in:						
Net income (loss)	-	-	-	34	(9)	25
Other comprehensive income (loss)	-	-	-	5	-	5
Transfers out of level 3	-	-	-	(193)	-	(193)
Balance, end of period	$ -	$ -	$ -	$ 424	$ 25	$ 449
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period	$ -	$ -	$ -	$ 32	$ (9)	$ 23

	2010			2009		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 282	$ 27	$ 309	$ 540	$ 42	$ 582
Total (gains) losses included in:						
Net income (loss)	-	-	-	89	(12)	77
Other comprehensive income (loss)	-	-	-	8	-	8
Settlements	-	-	-	(20)	-	(20)
Transfers out of level 3	(282)	(27)	(309)	(193)	-	(193)
Transfers from financial assets	-	-	-	-	(5)	(5)
Balance, end of period	$ -	$ -	$ -	$ 424	$ 25	$ 449
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the period	$ -	$ -	$ -	$ 77	$ (12)	$ 65

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2010		2009	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ -	$ -	$ 2	$ -
Net fair value adjustments on non-trading portfolios	-	-	23	23
Total	$ -	$ -	$ 25	$ 23

	Nine months ended September 30,			
	2010		2009	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ -	$ -	$ 12	$ -
Net fair value adjustments on non-trading portfolios	-	-	65	65
Total	$ -	$ -	$ 77	$ 65

NOTE H – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2010 and 2009 comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 1,562	$ 1,129	$ 912	$ 2,638
Interest rates	202	(153)	630	(1,367)
Total change in fair value of derivatives	1,764	976	1,542	1,271
Change in fair value of borrowings due to movements in:				
Exchange rates	(1,532)	(1,004)	(972)	(2,440)
Interest rates	(898)	(557)	(2,112)	432
Total change in fair value of borrowings	(2,430)	(1,561)	(3,084)	(2,008)
Currency transaction gains (losses) on borrowings and loans at amortized cost	(28)	(127)	70	(124)
Amortization of borrowing and loan basis adjustments	-	2	-	11
Reclassification to income - cash flow hedges	-	-	-	(2)
Total	$ (694)	$ (710)	$ (1,472)	$ (852)

Net fair value gains on non-trading derivatives resulting from changes in interest rates were $630 million for the first nine months of 2010, as a result of an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2009 levels. These gains were offset by fair value losses on borrowings of $2,112 million. The income volatility related to movements in interest rates, which amounted to a loss of $1,482 million for the nine months period ended September 30, 2010 compared to a loss of $935 million for the same period last year, was primarily due to fair value losses on lending swaps ($1,366 million), and losses associated with a slight tightening of the Bank's credit spreads on the borrowings portfolio (approximately $149 million), which were partially compensated by changes in swap basis spreads (approximately $37 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first nine months of 2010, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $902 million (2009 – $2,564 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $912 million (2009 – $2,638 million).

NOTE I – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, effective July 21, 2010, the Board of Governors approved the transfer of $72 million of Ordinary Capital income to the IDB Grant Facility to provide

grants to Haiti. The Board of Governors also approved in principle and subject to annual approvals, to provide $200 million annually beginning in 2011 and through 2020. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

NOTE J – CAPITAL STOCK

Effective July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70 billion that would be subscribed to by Bank members over a five-year period, starting in 2011. Of this amount, $1.7 billion would be in the form of paid-in capital and the remainder would represent callable capital.

NOTE K – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2010 were $63 million (2009 – $48 million). As of September 30, 2010, the estimate of contributions expected to be paid to the Plans and the PRBP during 2010 was $55 million and $30 million, respectively, the same amount disclosed in the December 31, 2009 financial statements. Contributions for 2009 were $39 million and $25 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months and nine months ended September 30, 2010 and 2009 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Service cost	$ 14	$ 15	$ 41	$ 48
Interest cost	36	35	109	104
Expected return on plan assets	(44)	(43)	(134)	(130)
Prior service cost	-	-	1	1
Net periodic benefit cost	$ 6	$ 7	$ 17	$ 23
Of which:				
ORC's share	$ 6	$ 7	$ 17	$ 22
FSO's share	$ -	$ -	$ -	$ 1

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Service cost	$ 8	$ 8	$ 23	$ 24
Interest cost	17	15	52	46
Expected return on plan assets	(19)	(18)	(58)	(56)
Prior service cost	9	-	28	1
Net periodic benefit cost	$ 15	$ 5	$ 45	$ 15
Of which:				
ORC's share	$ 14	$ 5	$ 43	$ 14
FSO's share	$ 1	$ -	$ 2	$ 1

NOTE L – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2010 and 2009, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30,	
	2010	2009
Brazil	$ 357	$ 366
Argentina	277	261
Mexico	212	152
Colombia	176	171

NOTE M – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2010 and December 31, 2009 (in millions):

	2010 [1]		2009 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 200	$ 200	$ 242	$ 242
Investments				
Trading	18,224	18,224	16,335	16,335
Held-to-maturity	3,153	3,227	3,843	3,916
Loans outstanding, net	59,466	N/A	58,429	N/A
Currency and interest rate swaps receivable				
Loans	9	9	186	186
Borrowings	6,703	6,703	3,968	3,968
Borrowings				
Short-term	144	144	1,908	1,908
Medium- and long-term:				
Measured at fair value	54,963	54,963	45,898	45,898
Measured at amortized cost	10,097	11,245	13,123	13,878
Currency and interest rate swaps payable				
Investments - trading	53	53	19	19
Loans	1,451	1,451	191	191
Borrowings	604	604	933	933

N/A = Not available

[1] Includes accrued interest.

NOTE N – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 15, 2010, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2010.